

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2013

Via E-mail
Richard Forsyth
Chief Financial Officer and General Counsel
Westbridge Research Group
1260 Avenida Chelsea
Vista, CA 92081

> **Re:** **Westbridge Research Group**
> **Schedule 13E-3 filed May 23, 2013**
> **File No. 5-87465**
> **PRE 14A filed May 23, 2013**
> **File No. 2-92261**

Dear Mr. Forsyth:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a limited review of the above filings focused on compliance with the requirements of Rule 13e-3 and Schedule 13E-3. Our comments follow. Unless otherwise noted, all defined terms used in this letter have the same meaning as in the proxy statement listed above.

In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. Please respond to this letter by amending your filings, by providing the requested information, or by advising when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement filed May 23, 2013

1. Please revise the proxy statement and form of proxy to clearly identify them as preliminary copies. See Rule 14a-6(e) of Regulation 14A.

Summary of Terms of the Reverse Split, page 2

2. Here and later in the proxy statement where similar disclosure appears, briefly describe the factual circumstances under which the Board might elect not to proceed with the reverse stock split despite its approval by shareholders.

Special Factors - Purpose of and Reasons for the Reverse Stock Split, page 5

    3. Explain why the Board determined to take the Company private at this time. Many of the costs associated with being a public company and the lack of a trading market in the Company's shares have existed for an extended period of time. See Item 1013(c) of Regulation M-A.

Board Deliberations, page 6

    4. Clarify in this section when the Board actually determined to pursue a going private transaction and why.

    5. Did Brinig provide any additional written materials (including "board books") to the Board other than the Valuation Report included as an annex to the proxy statement? If so, such materials must be filed as an exhibit to the Schedule 13E-3 and described in considerable detail in the proxy statement.

Alternatives Considered, page 7

    6. Refer to the disclosure in the last paragraph on page 7. Explain why the Board believed that the cost of an issuer tender offer would be higher than the cost of the proposed reverse stock split.

Fairness of the Reverse Stock Split, page 8

    7. It appears there may be a typographical error in the first sentence of the first paragraph of this section. Please revise or advise.

    8. The factors listed in Instruction 2 to Item 1014 are generally relevant to the fairness of the consideration to be offered in a going private transaction. To the extent that any particular factor is not relevant in the context of your transaction, this may itself be important information for shareholders. Please revise to address each Instruction 2 factor, or to explain why any single factor was not considered or was considered but given little weight in the context of this transaction. Factors which are currently not addressed in your disclosure include current and historical market prices (we understand the Company's common stock does not trade on an exchange), net book value, going concern value, liquidation value and prices paid in previous purchases (to the extent applicable).

    9. See our last comment above. To the extent that any factor would yield a higher per share valuation than what shareholders will receive in the reverse stock split, please disclose.

    10. Describe the factors considered by the Board in reaching its conclusion that the reverse stock split is fair to continuing shareholders who will not be cashed out in the reverse

stock split. Clarify that the Valuation Report from Brinig does not address fairness to continuing shareholders.

11. Describe any factors considered by the Board that weighed against the going private transaction, and how it considered each such factor in recommending for the reverse split.

12. Expand to describe how the Board determined that the reverse stock split is fair to both continuing and other shareholders in the absence of the procedural safeguards in Item 1014(c), (d) and (e) of Regulation M-A.

Third Party Valuation Report, page 10

13. To the extent applicable, describe any limitations imposed by the Board on Brinig in its fairness analyses. For example, was Brinig permitted to analyze the value of the shares if sold in their entirety to an independent third-party bidder?

14. This section must be considerably expanded to more fully describe the results of each analysis and measure of value utilized by Brinig and the data yielded for each. See Item 1015(a) of Regulation M-A.

15. It appears from the Valuation Report included as an appendix to the proxy statement that Brinig may have received confidential forecasts and projections from the Company in conducting its valuation analysis. To the extent that any such projections were provided (other than those appearing in Schedule I on page B-14 of Appendix B), they must be disclosed in the proxy statement.

16. See our last comment above. To the extent that forecasts and projections are provided in response to this comment, the underlying assumptions and limitations on that data must also be presented.

Board Discretion, page 12

17. See comment 2 above. Please make corresponding changes here.

Financial Information, page 16

18. We are unable to locate the ratio of earnings to fixed charges disclosure required by Item 1010 of Regulation M-A. Please revise to include.

Appendix B – Valuation Report

19. Under "Assumptions and Limiting Conditions" on page B-13, the first bullet point indicates that the report "is a summary of our Appraisal Analysis" and is not "a comprehensive presentation of all of the considerations made in order to arrive at our

opinions of fair value." Item 1015(b)(6) of Regulation M-A requires a detailed summary of any report, opinion or appraisal from an outside party that is materially related to the going private transaction which summary must address all of the analyses performed. Such report must also be filed as an exhibit to Schedule 13E-3. Revise to fully describe the "Appraisal Analysis" referenced here and to file any additional materials if applicable.

20. Clarify who generated the projections included in Schedule I on page B-14. Were these generated by management or Brinig? See our comment above regarding the need to fully describe any assumptions underlying and limitations on projections and forecasts provided.

Closing Information

Please amend the filings in response to these comments. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since SunLink is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

• It is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. Please direct any questions about these comments or your filing to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions